Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

July 7, 2020

VIA EDGAR

Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quhuo Limited (CIK No. 0001781193)
Response to the Staff’s Comments on
Amendment No.1 to Registration Statement on Form F-1 (File No. 333-238941)

Dear Ms. Peyser, Ms. Thompson, Ms. Lopez and Ms. Snyder,

On behalf of our client, Quhuo Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 6, 2020 on the Company’s amendment No.1 to registration statement on Form F-1 filed on June 30, 2020 (the “Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

General

1.

Please revise the Deposit Agreement to clarify, as you do in your disclosure, that the exclusive forum, mandatory arbitration and waiver of jury trial provisions apply to federal securities law claims and that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder by agreeing to these provisions.

In response to the Staff’s comment, the Company has revised the Deposit Agreement and caused Deutsche Bank Trust Company Americas, the Company’s depositary, to file the pre-effective amendment No.1 to the registration statement on Form F-6 (“Form F-6”) with the revised Deposit Agreement as exhibit (a) to Form F-6.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Ernst & Young Hua Ming LLP, Yap Yin Onn, by telephone at 86-21-2228-2277, or via email at Derick.Yap@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Leslie Yu, Chairman and Chief Executive Officer, Quhuo Limited

Wenting Ji, Chief Financial Officer, Quhuo Limited

Yap Yin Onn, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP